

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 24, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
8/F GongJieDaSha, Ji 2, GongTi Road East
ChaoYang District, Beijing, China 100027

>   **Re: K's Media**
>   **Item 4.01 Form 8-K /A**
>   **Filed: February 23, 2009**
>   **File No. 0-52760**

Dear Mr. Zhuang:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K
Item 4.01

1.   Refer to the letter of your former certifying accountant dated February 20, 2009, filed as exhibit 16. We note that this letter refers to a "heading entitled "Dismissal of Sherb & Company, LLP as Certifying Accountant". However, this heading does not appear in the Form 8-K or its amendment. Consequently, the letter provided by Sherb & Company LLP

is unclear. Please amend your Form 8-K to include the required letter from your former accountant clearly indicating whether or not they agree with your disclosures in the Form 8-K.

As appropriate, please file your response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief